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Exhibit 99.1

First Quarter Report
 2013

GRANITE REIT

Granite Real Estate Investment Trust 77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2013 FIRST QUARTER RESULTS UNDER IFRS

May 8, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period ended March 31, 2013 using, for the first time, International Financial Reporting Standards ("IFRS") as the basis of financial reporting.

"The first quarter of 2013 represents the first quarter in which Granite enjoyed the tax-saving benefits of being a REIT. We completed our first acquisition, developed an important new joint venture relationship to accelerate our diversification strategy and growth phase, began making monthly distributions to our unitholders and we adopted the IFRS accounting framework. These are important milestones and combined with the improved operating performance resulted in a very successful quarter for Granite," commented Tom Heslip, Chief Executive Officer.

Granite's results for the three month periods ended March 31, 2013 and 2012 are summarized below (all figures are in Canadian dollars):

	Three months ended March 31,
(in thousands, except per unit/share figures)	2013	2012
Revenues	$48,124	$45,660

Net income	94,394	28,259

Funds from operations ("FFO")(1)	34,006	29,544

Per stapled unit or common share amounts:
Basic and diluted net income	$2.01	$0.60

Basic and diluted FFO(1)	$0.73	$0.63

Fair value of investment properties(2)	$2,007,760	$1,901,769

(1)
FFO and basic and diluted FFO per stapled unit or common share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). For a reconciliation of FFO to net income attributable to stapled unitholders or common shareholders, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders or Common Shareholders".

(2)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended March 31, 2013, rental revenue increased by $2.4 million from $45.7 million in the first quarter of 2012 to $48.1 million in the first quarter of 2013 primarily due to contractual rent adjustments resulting from Consumer Price Index based increases, completed projects coming on-stream and the acquisition of two properties in the United States in February 2013.

Net income of $94.4 million for the first quarter of 2013 reflected (i) a recovery of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a real estate investment trust ("REIT") on January 3, 2013; (ii) $18.7 million in fair value gains on investment properties largely attributable to discount and terminal capitalization rate compressions in North America; (iii) a $5.1 million gain on the settlement of the Meadows

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holdback and (iv) $1.4 million of REIT and reorganization costs. The net income for the first quarter of 2012 reflected the income tax provision applicable when Granite was a corporation, $1.6 million in fair value gains on investment properties, $0.8 million of REIT related costs and $0.3 million of employee termination expenses.

FFO for the first quarter of 2013 increased $4.5 million from $29.5 million in the prior year period to $34.0 million in the current period. The increase in the FFO from the prior period was primarily attributable to the increase in rental revenue of $2.4 million, lower current income taxes of $2.5 million partially offset by an increase in interest and other financing charges of $0.5 million.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2013 and 2012 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS OR COMMON SHAREHOLDERS

	Three months ended March 31,
(in thousands, except per unit/share information)	2013	2012
Net income attributable to stapled unitholders or common shareholders	$94,291	$28,262
Add (deduct):
Fair value gains on investment properties	(18,734)	(1,556)
Fair value gains (losses) on financial instruments	(495)	161
Gain on Meadows holdback	(5,143)	—
Acquisition transaction costs	411	—
Deferred taxes	(36,378)	2,704
Non-controlling interest relating to the above	54	(27)

Funds from Operations	$34,006	$29,544

Basic and diluted funds from operations per stapled unit or common share	$0.73	$0.63

Basic number of stapled units or common shares outstanding	46,882	46,884

Diluted number of stapled units or common shares outstanding	46,910	46,906

COMPLETION OF REAL ESTATE INVESTMENT TRUST CONVERSION

Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit REIT structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the previous assets, liabilities and operations of Granite Real Estate Inc.

CHANGES IN FINANCIAL REPORTING

Effective January 1, 2013, Granite adopted IFRS as the basis of financial reporting commencing with our interim financial statements for the three month period ended March 31, 2013 and using January 1, 2012 as its transition date. Accordingly, financial data provided in this press release has been prepared in accordance with IFRS. Fiscal 2012 comparative results have also been reported under IFRS.

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The Trust's first quarter reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles; however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in the Trust's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim financial statements for the three month periods ended March 31, 2013 and 2012. In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 9, 2013 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-734-8592. Overseas callers should use +1-416-981-9015. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21654597) and will be available until Sunday, May 19, 2013.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/uploads/File/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended. Forward-looking statements may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT conversion will be realized. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors

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we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2012, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2012, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period ended March 31, 2013

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively "Granite" or the "Trust") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of the Trust for the three month period ended March 31, 2013. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2013 and the audited consolidated financial statements for the year ended December 31, 2012. This MD&A is prepared as at May 8, 2013. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2012 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, Granite adopted International Financial Reporting Standards ("IFRS") as the basis of financial reporting commencing with our interim financial statements for the three month period ended March 31, 2013 and using January 1, 2012 as our transition date. Accordingly, financial data provided in this MD&A has been prepared in accordance with IFRS. Fiscal 2012 comparative results have also been reported under IFRS.

In this MD&A, unless otherwise specified or the context otherwise indicates, "Granite", the "Trust", "we", "us" and "our" refer to Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. combined and their subsidiaries, for periods subsequent to January 3, 2013 and to Granite Real Estate Inc. and its subsidiaries, as predecessor entities, for periods on or prior to January 3, 2013.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial properties in North America and Europe. As at March 31, 2013, Granite owned approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties are comprised of income-producing properties and properties under development (see "RENTAL PORTFOLIO — Investment Properties"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics, product development and engineering centres and test facilities in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Completion of REIT Conversion

Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit REIT structure.

The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. Effective January 4, 2013, the stapled units started trading on the Toronto Stock Exchange under the symbol "GRT.UN" and on the New York Stock Exchange under the symbol "GRP.U". Granite REIT and Granite REIT Inc. are reporting issuers under Canadian provincial securities laws and file reports with the United States Securities & Exchange Commission (the "SEC") under U.S. securities laws and, through Granite REIT Holdings Limited Partnership and its

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subsidiaries, are carrying on the business previously conducted by Granite Real Estate Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the assets, liabilities and operations of Granite Real Estate Inc.

Transition to International Financial Reporting Standards

The Trust's first quarter reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles ("U.S. GAAP"); however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in "TRANSITION TO IFRS — KEY CHANGES". In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

Acquisitions

On February 13, 2013, a subsidiary of the Trust acquired a 90% interest in two income-producing multipurpose industrial properties located in the United States for approximately $36.6 million. The acquisition was funded through a combination of cash of $14.8 million which was substantially sourced from Granite's credit facility and first mortgage debt of $21.4 million representing Granite's proportionate share of the total first mortgage debt on the two properties. The purchase price includes a future contingent consideration payment due to the seller, Dermody Properties, of $0.4 million which is expected to be settled in cash on or about February 13, 2018. The fair value of the contingent consideration arrangement was estimated using an income approach. This estimate was dependent upon a number of assumptions most of which are subject to change over the period to the date of payment.

On April 15, 2013, the Trust, through a newly created partnership, acquired a 90% interest in development lands located in Bethel Township, Berks County Pennsylvania for cash proceeds of U.S. $6.8 million, excluding acquisition costs. The lands, consisting of approximately 89 acres, are located within a high quality new business park and are fully improved, entitled and zoned for 0.8 million square feet of industrial, warehouse and distribution use. It is anticipated that the lands will be developed by Granite and its partner, Dermody Properties, once a suitable tenant is found to occupy the premises.

On May 8, 2013, the Trust announced that it will acquire a 95% interest in an income-producing multipurpose industrial property located in the United States for approximately U.S. $20 million, excluding acquisition costs. The acquisition will be funded through a combination of a draw from the credit facility and first mortgage debt. The acquisition is scheduled to close on or about May 15, 2013 and is subject to non-substantive closing conditions. The income-producing property, located in Portland, Oregon, is 100% leased to four tenants with a weighted average lease term of 4.8 years.

On May 8, 2013, the Trust, through a newly created partnership, acquired a 90% interest in a 35.9 acre land site located in the United States for U.S. $5.6 million, excluding acquisition costs. This acquisition will be funded using Granite's credit facility. The site is earmarked for a proposed development which will include a 0.6 million square foot multipurpose facility. The site is fully entitled — zoned light industrial and is pad-ready — allowing construction to begin upon building permit issuance. The land is proposed to be developed on a speculative or inventory basis at an estimated all-in cost (including land and building) of approximately U.S. $26.8 million, excluding transaction costs. Equity ownership in the project will be through a development joint venture between the Trust (90%) and Dermody Properties (10%).

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2013, approximately 68% of Granite's' rental revenues are denominated in currencies other than the Cdn. dollar (see "RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the financial results.

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The following table reflects the changes in the average exchange rates during the three month periods ended March 31, 2013 and 2012, as well as the exchange rates as at March 31, 2013 and December 31, 2012, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates Three Months Ended March 31,
	2013	2012	Change
1 U.S. dollar equals Cdn. dollars	1.009	1.001	1%
1 euro equals Cdn. dollars	1.332	1.313	1%

	Exchange Rates as at
	March 31, 2013	December 31, 2012	Change
1 U.S. dollar equals Cdn. dollars	1.016	0.995	2%
1 euro equals Cdn. dollars	1.304	1.312	(1%	)

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, income, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent Granite's total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "FOREIGN CURRENCIES"). The changes in Granite's annualized lease payments from December 31, 2012 to March 31, 2013 are as follows:

Three Months Ended March 31, 2013
Annualized lease payments, as at December 31, 2012	$185.2
Contractual rent adjustments	4.9
Acquisition	3.2
Completed projects on-stream	0.2
Effect of changes in foreign currency exchange rates	0.4

Annualized lease payments, as at March 31, 2013	$193.9

During the first quarter of 2013, annualized lease payments increased by $8.7 million from $185.2 million at December 31, 2012 to $193.9 million at March 31, 2013. Contractual rent adjustments increased annualized lease payments by $4.9 million primarily as a result of Consumer Price Index ("CPI") based increases on properties representing 14.2 million square feet of leaseable area in Austria, Germany, Canada, the United States and Mexico. The acquisition of two properties, representing 0.7 million square feet of leaseable area, increased annualized lease payments by $3.2 million (see "SIGNIFICANT MATTERS — Acquisitions"). The completion of an expansion project in the United States increased annualized lease payments by $0.2 million. Movements in foreign exchange rates resulted in a net increase in annualized lease payments of

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$0.4 million as a result of an increase of $1.0 million due to the strengthening of the U.S. dollar against the Cdn. dollar partially offset by a decrease of $0.6 million due to the weakening of the euro against the Cdn. dollar.

The annualized lease payments by currency at March 31, 2013 and December 31, 2012 were as follows:

	March 31, 2013		December 31, 2012
Canadian dollar	$63.1	32%	$61.9	33%
U.S. dollar	50.9	26	46.0	25
Euro	78.8	41	76.1	41
Other	1.1	1	1.2	1

	$193.9	100%	$185.2	100%

Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2013.

(in thousands)	Vacant	2013	2014	2015	2016	2017	2018	2019 & Beyond	Total
Canada	392	1,174	—	586	368	3,583	913	951	7,967
U.S.	39	1,297	123	63	174	599	800	3,231	6,326
Mexico	143	714	—	68	—	1,097	75	307	2,404
Austria	—	447	—	81	299	5,702	1,129	379	8,037
Germany	—	1,835	—	—	29	—	389	1,084	3,337
Other	283	90	75	—	—	33	—	254	735

Total	857	5,557	198	798	870	11,014	3,306	6,206	28,806

Investment Properties

Granite's investment properties are comprised of income-producing properties and properties under development. The fair values of the investment properties are as follows:

	March 31, 2013	December 31, 2012
Income-producing properties	$2,007.8	$1,941.9
Properties under development	—	1.8

Investment properties	$2,007.8	$1,943.7

During the first quarter of 2013, investment properties increased by $64.1 million as a result of an increase of $40.3 million due to the acquisition of the two income producing properties in the U.S. and an increase of $23.8 million due to an underlying increase in Granite's existing portfolio primarily due to discount and terminal capitalization rate compressions. The fair value of the investment properties at March 31, 2013 and December 31, 2012 represent a weighted average terminal capitalization rate (defined as terminal capitalization rate weighted on investment property fair value) of 8.34% and 8.43%, respectively, and a weighted average discount rate (defined as discount rate weighted on investment property fair value) of 8.63% and 8.70%, respectively. The majority of the increase in the first quarter is attributable to the decrease in both the terminal capitalization and discount rates applicable in North America.

Income-Producing Properties:

At March 31, 2013, Granite had 106 income-producing properties, representing approximately 29 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial

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buildings strategically located and leased primarily by Magna to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of the income-producing properties, including the head offices of Magna in Canada and Austria and Cardinal Health's Canadian operations.

At March 31, 2013, Granite had six improvement projects such as roof and pavement replacements in progress at its income-producing properties. The total projected cost of these improvement projects is approximately $8.8 million, of which $4 million was spent at March 31, 2013. The remaining cost of the projects is expected to be funded from cash from operations during the remaining year.

The fair value of the income-producing portfolio by country as at March 31, 2013 and December 31, 2012 was as follows:

	March 31, 2013		December 31, 2012
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$717.4	36%	$707.5	36%
Austria	598.8	30	604.0	31
U.S.	362.9	18	307.3	16
Germany	172.6	8	173.5	9
Mexico	119.0	6	113.0	6
Other countries	37.1	2	36.6	2

	$2,007.8	100%	$1,941.9	100%

Properties Under Development:

At March 31, 2013, Granite had one pending expansion project with the Magna group in the United States. The total projected cost of this expansion project is approximately $0.9 million, which is expected to be completed in the second quarter of 2013 and to be funded with cash from operations.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. In accordance with its policy, the Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the results of such appraisals in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 5 to the unaudited condensed combined financial statements for the three month period ended March 31, 2013.

BUSINESS AND OPERATIONS OF MAGNA, OUR LARGEST TENANT

Magna is the tenant at 89 of Granite's income-producing properties. Magna is a diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

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•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Magna And The Automotive Industry

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. The challenges of the automotive industry, and other factors, have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at the end of their expiries.

For the 2013 fiscal year there are 28 leases expiring including two leases associated with the acquisition in February 2013. These lease expiries represent 5.1 million square feet and annual lease payments of $25.1 million, or 12.9% of Granite's annualized lease payments at March 31, 2013. A majority of these leases expire towards the end of the 2013 year. Negotiations on many of these leases are in progress and are expected to continue throughout the year. Four of the expiring leases, representing 0.6 million square feet and annual lease payments of $2.1 million have been renewed subsequent to March 31, 2013. Four tenants with leases expiring in the United States, Germany and Austria, representing 0.9 million square feet and annual lease payments of $4.2 million as at March 31, 2013, have provided notice that they will not be renewing their lease at the end of the lease term.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Highlights

	Three Months Ended March 31,
(in millions, except per unit/share information)	2013	2012	Change
Rental revenues	$48.1	$45.7	5%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback and income taxes(i)	35.9	33.9	6%
Net income attributable to stapled unitholders or common shareholders	94.3	28.3	234%
Funds from Operations ("FFO")(ii)	34.0	29.5	15%
Diluted FFO per stapled unit or share	$0.73	$0.63	16%

(i)
Income before fair value changes, acquisition transaction costs, gain on the Meadows holdback and income taxes is an additional IFRS measure and is referenced as such in the unaudited condensed combined statements of income for the three month period ended March 31, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
See "Results of Operations for the Three Months Ended March 31, 2013 — Funds from Operations"

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(in millions, except number of properties)	March 31, 2013	December 31, 2012	Change
Number of income-producing properties	106	104	2%
Leaseable area (sq. ft.)	28.8	28.0	3%
Annualized lease payments ("ALP")	$193.9	$185.2	5%
Investment properties, fair value	$2,007.8	$1,943.7	3%

Rental Revenue

Rental revenue for the three month period ended March 31, 2013 increased $2.4 million to $48.1 million from $45.7 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended March 31, 2012	$45.7
Contractual rent adjustments	1.5
Completed projects on-stream	0.6
Acquisition	0.5
Renewals and re-leasing of income-producing properties	(0.1)
Vacancies of income-producing properties	(0.2)
Effect of changes in foreign currency exchange rates	0.3
Other, including straight-line adjustments to rental revenue	(0.2)

Rental revenue, three months ended March 31, 2013	$48.1

The $1.5 million increase in revenue from contractual rent adjustments includes (i) $0.4 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $0.9 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 9.5 million square feet of leaseable area, and (iii) $0.2 million from fixed contract adjustments on properties representing 0.9 million square feet of leaseable area.

Completed projects on-stream contributed $0.6 million to rental revenue for the three month period ended March 31, 2013 from the completion of six Magna expansion or improvement projects in Austria, Germany, Canada and the United States in 2012, which added a combined 0.5 million square feet of leaseable area.

The acquisition of two properties in February 2013, representing 0.7 million square feet of leaseable area, contributed $0.5 million to rental revenue for the three month period ended March 31, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a $0.1 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of a lease on a 0.3 million square foot facility to a Magna tenant in Canada, which was negotiated at a lower rental rate than the expiring lease rate.

Rental revenue for the three month period ended March 31, 2013 was also negatively impacted by $0.2 million due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom.

Foreign exchange had a $0.3 million positive impact on reported rental revenues. The weakening of the Cdn. dollar against the euro and U.S. dollar dominated rents resulted in an increase in rental revenue of $0.1 million and $0.2 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.1 million for the three month period ended March 31, 2013 in comparison to $1.0 million in the prior year period. The increase was primarily due to $0.1 million in property costs recoverable from tenants, which are related to the two properties acquired during the first quarter of 2013.

Granite REIT      2013    11

General and Administrative Expenses

General and administrative expenses increased by $0.6 million to $7.1 million in the first quarter of 2013 from $6.5 million in the prior year period. General and administrative expenses for the three month period ended March 31, 2013 include $1.4 million of advisory costs relating to the REIT conversion and related internal reorganizations. General and administrative expenses for the three month period ended March 31, 2012 include $0.3 million of employee termination expense and $0.8 million of advisory costs related to the REIT conversion. Excluding the employee termination expense, advisory and other costs mentioned above, general and administrative expenses increased by $0.3 million primarily due to higher compensation expense from an increase in staffing levels.

Depreciation and Amortization

Depreciation and amortization expense increased $0.2 million and resulted from the amortization of capital expenditures for fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $4.5 million in the three month period ended March 31, 2013 compared to $4.0 million in the prior year period. The increase of $0.5 million is primarily related to $0.2 million in amortization of deferred financing costs related to a credit facility which was replaced in February 2013 (see "Liquidity and Capital Resources — Bank and Debenture Financing") and $0.3 million in additional interest costs related to the mortgage debt and draw on the revolving credit facility with respect to the February 2013 acquisition.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $0.6 million in the three month period ended March 31, 2013 compared to net foreign exchange losses of $0.3 million in the prior year period. The driver of the foreign exchange gain in the first quarter of 2013 is primarily due to the weakening of the Canadian dollar on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $18.7 million in the three month period ended March 31, 2013 compared to $1.6 million in the prior year period. The $17.1 million increase is due to the reduction in discount and terminal capitalization rates in North America during the first quarter of 2013. Discount and terminal capitalization rates were relatively consistent at January 1, 2012 and March 31, 2012 thereby not having a significant impact on net income for the three month period ended March 31, 2012.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized fair value gains on financial instruments of $0.5 million compared to fair value losses of $0.2 million in the prior year period. These gains and losses are primarily related to foreign exchange forward contracts which were outstanding at the end of the respective periods (see note 19 to the condensed combined financial statements for the three month period ended March 31, 2013).

Acquisition Transaction Costs

In the first quarter of 2013, Granite incurred $0.4 million in transaction costs associated with the acquisition of the two properties in the United States that was accounted for as a business combination.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust is expected to receive U.S. $5 million relating to a holdback receivable of a former subsidy's sale of its racetrack in 2006. The settlement proceeds are comprised of a cash payment of U.S. $1.5 million and a non-interest

12    Granite REIT      2013

bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments commencing March 31, 2013 to September 30, 2013.

Income Tax Expense (Recovery)

Income tax recovery for the first quarter of 2013 was $34.6 million, which includes a reversal of $41.9 million of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion, $6.2 million of deferred tax expense related to increases in the fair values of investment properties and foreign operations, and $1.8 million of current tax expense related to foreign rental operations. Excluding the aforementioned $41.9 million recovery, the income tax expense for the three months ended March 31, 2013 was $7.3 million representing an effective tax rate of 12.3% compared to $7.0 million in the prior year period, representing an effective tax rate of 19.9%. The effective tax rate is lower in the first quarter of 2013 primarily due to the REIT conversion, which results in lower income tax expense in Canada and no current income tax being recorded in the United States. The effective rate is also lower in the first quarter of 2013 due to the recognition of previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States.

Net Income

Net income was $94.4 million in the three month period ended March 31, 2013 in comparison to $28.3 million in the prior year period. The increase of $66.1 million was primarily due to a reversal of $41.9 million of Canadian deferred tax liabilities, a $17.1 million increase in fair value gains on investment properties, a $5.1 million gain on the settlement of the Meadows holdback and a $2.4 million increase in rental revenue.

Funds From Operations

	Three Months Ended March 31,
(in thousands, except per unit/share information)	2013	2012	Change
Net income attributable to stapled unitholders or common shareholders	$94,291	$28,262	234%
Add (deduct):
Fair value gains on investment properties	(18,734)	(1,556)	NM
Fair value gains (losses) on financial instruments	(495)	161	NM
Gain on Meadows holdback	(5,143)	—	100%
Acquisition transaction costs	411	—	100%
Deferred taxes	(36,378)	2,704	NM
Non-controlling interest relating to the above	54	(27)	300%

Funds from Operations ("FFO")	$34,006	$29,544	15%

Basic and diluted FFO per stapled unit or share	$0.73	$0.63	16%

Basic number of stapled units or common shares outstanding	46,882	46,884

Diluted number of stapled units or common shares outstanding	46,910	46,906

NM
— not meaningful

Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). Granite considers FFO to be a meaningful supplemental measure of operating performance. However, FFO should not be construed as an alternative to net income or cash flows provided by operating activities determined in accordance with IFRS. FFO and basic and diluted FFO per stapled unit or share are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities.

The $4.5 million increase in FFO compared to the prior year period is primarily due to increased rental revenue of $2.4 million and lower current income taxes of $2.5 million partially offset by an increase in interest expense and other financing charges of $0.5 million.

Granite REIT      2013    13

LIQUIDITY AND CAPITAL RESOURCES

Granite generated cash flows from operations of $33.3 million in the three month period ended March 31, 2013. At March 31, 2013, the Trust had cash and cash equivalents of $63.6 million and unitholders' equity of $1.6 billion.

Cash Flows

Operating Activities

Granite generated cash from operations before changes in working capital balances of $36.1 million in the first quarter of 2013 compared to $30.5 million in the prior year period. The $5.6 million increase is primarily due to the increase in rental revenue of $2.4 million, increased net foreign exchange gains of $0.9 million and lower current income tax expense of $2.5 million partially offset by an increase in interest expense and other financing charges of $0.5 million.

The change in working capital balances used cash of $2.8 million in the first quarter of 2013. The main drivers of the change in working capital for the three month period ended March 31, 2013 were a decrease in deferred revenue of $2.0 million primarily due to the timing of the receipt of rental payments and a $1.7 million decrease in income taxes payable partially offset by a $0.5 million increase in accounts payable and other accrued liabilities and a $0.3 million decrease in accounts receivable. In the first quarter of 2012, the change in working capital balances provided cash of $6.0 million primarily due to a $5.2 million increase in accounts payable and accrued liabilities, a $4.2 million decrease in accounts receivable and a $2.2 million increase in deferred revenue partially offset with the decrease in income taxes payable of $5.2 million primarily due to the payment of taxes relating to the 2011 reorganization and a $0.4 million increase in prepaid expenses and other.

Investing Activities

Cash used in investing activities for the three month period ended March 31, 2013 was $19.4 million, which was primarily a result of cash payments for the February 2013 acquisition of $14.5 million, investment property additions of $6.0 million, fixed assets additions of $0.3 million and a $0.2 million increase in other assets partially offset by proceeds from the settlement of the Meadows holdback of $1.6 million. Cash used in investing activities for the first quarter of 2012 of $5.2 million was primarily due to capital expenditures on income-producing properties of $7.6 million and fixed asset additions of $0.2 million, partially offset by proceeds from the note receivable from the sale of Lone Star LP of $2.5 million.

Financing Activities

Cash used in financing activities for the three month period ended March 31, 2013 of $0.3 million was primarily related to distribution payments of $16.4 million partially offset by borrowings from bank indebtedness of $15.0 million and $1.8 million received upon the exercise of stock options. In the first quarter of 2012, cash provided by financing activities was $0.5 million, which included $1.0 million received from the exercise of stock options partially offset by $0.4 million of financing costs paid.

Bank and Debenture Financing

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance. At March 31, 2013, the Trust had $15.2 million (U.S.$15 million) drawn under the Granite Credit Facility.

14    Granite REIT      2013

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all of Granite's existing and future unsecured indebtedness. At March 31, 2013, all of the Debentures remained outstanding. The total outstanding at March 31, 2013 was $263.7 million.

In connection with the acquisition that was completed in February 2013, the Trust has a mortgage outstanding of $24.2 million (U.S.$23.9 million). The mortgage matures on June 10, 2017 and bears interest at LIBOR plus 2.5%. An interest rate cap was entered into for 100% of the mortgage amount and for the duration of the mortgage thereby limiting the exposure to interest rate fluctuations to a maximum of 4.0%. The two real estate properties acquired are pledged as collateral for the mortgage outstanding. The mortgage is recourse only to the two properties acquired.

At March 31, 2013, the Trust's debt to total equity ratio was 16%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2013, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On January 4, 2013, Moody's reaffirmed its senior unsecured debenture rating of Baa3 with a stable outlook. On April 30, 2013, DBRS confirmed the BBB rating on the Trust's senior unsecured debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, "Income Trusts and Other Indirect Offerings", the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

(in thousands)	Three Months Ended March 31, 2013
Net income	$94,394

Cash flows from operating activities	$33,295
Distributions paid and payable	(24,614)

Cash flows from operating activities over distributions paid and payable	$8,681

Total distributions declared to stapled unitholders in the three month period ended March 31, 2013 were $24.6 million or 52.5 cents per stapled unit. Distributions to stapled unitholders were funded from cash from operations.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

Granite REIT      2013    15

CONTROLS AND PROCEDURES

During the three month period ended March 31, 2013, there were changes in the Trust's internal controls over financial reporting that have significantly affected, or are reasonably likely to significantly affect, the Trust's internal controls over financial reporting:

Conversion to IFRS

The conversion to IFRS from U.S. GAAP impacts the way the financial results of the Trust are presented along with the accompanying disclosures. Management has evaluated the impact of the conversion on procedures for recording, processing and summarizing material information as well as disclosure. The most significant change has been the recording of investment properties at fair value and any related deferred taxes. This change has required the design and implementation of new procedures surrounding the determination of fair values which includes, but is not limited to, rental revenue from current leases and reasonable and supportable assumptions about rental income from future leases reflecting market conditions at period end, less future cash outflows from such leases. It also includes estimates of discount rates, terminal capitalization rates, market rents and the engagement of external specialists to determine fair value.

Conversion to a REIT

Processes to monitor and maintain the Trust's status as a qualifying REIT in Canada and the United States were implemented effective January 1, 2013.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 10, 19 and 23 to the condensed combined financial statements for the three month period ended March 31, 2013 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 21 to the condensed combined financial statements for the three month period ended March 31, 2013.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 46,932,304 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently $0.175 per stapled unit, representing, on an annualized basis, $2.10 per stapled unit. Total distributions declared in the three month period ended March 31, 2013 were $24.6 million. On April 18, 2013, Granite REIT declared a distribution of 17.5 cents per stapled unit, or $8.2 million, which will be paid on May 15, 2013.

TRANSITION TO IFRS — KEY CHANGES

Granite has adopted IFRS effective January 1, 2012, the transition date, and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The nature of the adjustments are described below:

  a)
  Investment properties — Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated useful lives. Under International Accounting Standard 40, Investment Property ("IAS 40"), Granite has elected to measure investment properties at fair value

16    Granite REIT      2013

    and records changes in fair value in net income during the period of change. In connection with recording investment properties at fair value, deferred leasing commissions, tenant inducements, deferred rent receivable and certain deferred revenue balances are no longer separately recognized under IFRS. The recording of real estate properties at fair value also resulted in adjustments to Granite's deferred tax balances. The adjustments as a result of implementing the fair value model as at January 1, 2012 were recorded to opening deficit.

  b)
  Cumulative foreign currency translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, Granite has elected to reset all cumulative translation differences to zero on transition to IFRS by adjusting amounts through opening deficit.

  c)
  Trust Units — In conjunction with the REIT conversion, Granite Real Estate Inc.'s common shares were exchanged for stapled units. Under IAS 32, Financial Instruments, equity instruments can be considered a liability if the holder has the right to put the instrument back to the issuer for cash or another financial asset unless certain conditions are met. The attributes of the stapled units meet the exemption conditions set out in IAS 32 and are therefore presented as equity. Notwithstanding the presentation of these units as equity, the aforementioned exception provided for the presentation of the stapled units as equity does not extend to the accounting for unit-based payments. Accordingly, Granite's incentive stock option and executive deferred stapled unit plans, as amended under the REIT conversion, were recorded as liabilities upon conversion to a REIT and are revalued at each interim period.

  d)
  Income Taxes — Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of its assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily, as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related only to Canadian investment properties have been reversed as an adjustment to deferred income tax expense. The conversion to the REIT did not impact the deferred income tax balances in any other jurisdiction.

CRITICAL ACCOUNTING ESTIMATES

The preparation of combined financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Trust's significant accounting policies, including the accounting policies that involve the most judgment and estimate, are included in notes 2 and 5 to the condensed combined financial statements for the three month period ended March 31, 2013.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 2 of the Trust's condensed combined financial statements for the three month period ended March 31, 2013.

Granite REIT      2013    17

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online at www.sec.gov, each in respect of the year ended December 31, 2012, and remain substantially unchanged in respect of the three month period ended March 31, 2013.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the condensed combined financial statements for a description of the accounting policies used in the determination of the 2012 and 2013 financial data. Refer to note 1 of Granite Real Estate Inc.'s consolidated financial statements for the year ended December 31, 2012 for a description of the accounting policies used in the determination of the 2011 financial data.

(in thousands, except per unit/share information)	Q1'13	Q4'12(1)	Q3'12(1)	Q2'12(1)	Q1'12(1)	Q4'11(2)	Q3'11(2)	Q2'11(2)
Rental revenue	$48,124	$45,315	$44,685	$45,455	$45,660	$46,360	$45,485	$44,861

Net income:
Continuing operations(3)	$94,394	$14,488	$65,837	$41,243	$28,259	$3,614	$15,277	$26,362
Discontinued operations	—	—	—	—	—	—	—	83,684

	$94,394	$14,488	$65,837	$41,243	$28,259	$3,614	$15,277	$110,046

Net income attributable to stapled unitholders or common shareholders	$94,291	$14,466	$65,824	$41,204	$28,262	$3,614	$15,277	$110,046

Basic and diluted earnings per unit or share from continuing operations	$2.01	$0.31	$1.41	$0.88	$0.60	$0.08	$0.33	$0.56

Basic net income per unit or share attributable to stapled unitholders or common shareholders	$2.01	$0.31	$1.41	$0.88	$0.60	$0.08	$0.33	$2.34

Diluted net income per unit or share attributable to stapled unitholders or common shareholders	$2.01	$0.31	$1.41	$0.88	$0.60	$0.08	$0.33	$2.33

FFO(3)	$34,006	$21,886	$28,728	$28,751	$29,544	$14,576	$25,902	$36,938

Diluted FFO per stapled unit or share(3)	$0.73	$0.47	$0.61	$0.61	$0.63	$0.31	$0.55	$0.78

Cash distributions or dividends declared	$0.52	$0.50	$0.50	$0.50	$0.49	$0.51	$0.10	$0.10

Basic shares outstanding	46,882	46,833	46,824	46,880	46,884	46,871	46,843	47,128

Diluted shares outstanding	46,910	46,866	46,846	46,896	46,906	46,883	46,862	47,165

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
The amounts reflected for 2011 are reported under U.S. GAAP. As a result of the differing reporting principles used, the data between quarters may not be comparable.

(3)
The results for 2013 include (i) $1.4 million ($1.4 million net of income taxes) of advisory costs related to the REIT conversion, (ii) $0.4 million ($0.4 million net of income taxes) of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) relating to a gain on the Meadows holdback, (iv) $18.7 million ($15.5 million net of income taxes) of fair value gains on investment properties and (v) a $41.9 million income tax recovery related to the REIT conversion.

The results for 2012 include (i) $0.3 million, $0.8 million, $0.3 million and $0.3 million ($0.2 million, $0.7 million, $0.2 million and $0.2 million net of income taxes) in the first, second, third and fourth quarters respectively, of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion, (iii) $0.8 million, $0.7 million, $2.6 million and $3.8 million ($0.8 million, $0.7 million, $2.5 million and $2.8 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory costs related to the REIT conversion and (iv) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee termination costs.

The results for 2011 include (i) $2.3 million and $0.9 million ($1.8 million and $0.7 million net of income taxes) in the second and third quarters respectively, of advisory and other costs primarily incurred in connection with a court approved plan of arrangement on June 30, 2011 following which Granite's racing and gaming business and other related assets were transferred to Mr. Frank

18    Granite REIT      2013

  Stronach and his family and the settlement of an outstanding legal proceeding, (ii) $2.7 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income-producing commercial office building, (iii) $12.9 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.4 million ($3.8 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income-producing properties in Austria and Germany in the fourth quarter.

  FORWARD-LOOKING STATEMENTS

  This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended. Forward-looking statements may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the total anticipated reduction in cash income taxes payable following the REIT conversion will be realized. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the total anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2012, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC and available online at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT      2013    19

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20    Granite REIT      2013

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2013 and 2012

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2013	December 31, 2012	January 1, 2012
			(Note 3)	(Note 3)
ASSETS
Non-current assets:
Investment properties	5	$2,007,760	$1,943,697	$1,891,851
Notes receivable	6	—	—	2,543
Fixed assets, net		1,811	1,837	36
Other assets	7	1,136	320	427

		2,010,707	1,945,854	1,894,857
Current assets:
Current portion of notes receivable	6	6,094	2,612	5,339
Accounts receivable		3,349	3,662	6,557
Income taxes receivable		—	2,622	1,012
Prepaid expenses and other		1,495	745	645
Cash and cash equivalents		63,639	51,073	56,908
Restricted cash		468	522	—

Total assets		$2,085,752	$2,007,090	$1,965,318

LIABILITIES AND STAPLED UNITHOLDERS' OR SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	8	$263,677	$263,589	$263,236
Mortgage payable	9	24,032	—	—
Deferred tax liabilities	12	149,501	185,215	193,373
Contingent consideration	4	403	—	—

		437,613	448,804	456,609
Current liabilities:
Deferred revenue		2,091	4,494	2,519
Bank indebtedness	10	15,234	—	—
Accounts payable and accrued liabilities	11	24,854	25,955	13,957
Distributions payable	14	8,205	—	—
Income taxes payable		7,958	11,984	20,685

Total liabilities		495,955	491,237	493,770

Equity
Stapled unitholders' or shareholders' equity		1,587,029	1,514,812	1,470,634
Non-controlling interests		2,768	1,041	914

Total equity		1,589,797	1,515,853	1,471,548

Total liabilities and stapled unitholders' or shareholders' equity		$2,085,752	$2,007,090	$1,965,318

Commitments and contingencies (note 23)

See accompanying notes

22    Granite REIT      2013

Condensed Combined Statements of Income
(Canadian dollars in thousands, except per unit/share figures)
(Unaudited)

			Three Months Ended March 31,
	Note		2013	2012
				(Note 3)
Revenues
Rental revenue and tenant recoveries			$48,124	$45,660
Operating costs and expenses (income)
Property operating costs
Non-recoverable from tenants	15	(a)	960	1,028
Recoverable from tenants	15	(a)	108	—
General and administrative	15	(b)	7,113	6,494
Depreciation and amortization			166	6
Interest expense and other financing costs, net	15	(c)	4,517	3,990
Foreign exchange losses (gains), net			(616)	278

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback and income taxes			35,876	33,864
Fair value gains on investment properties, net	5		18,734	1,556
Fair value gains (losses) on financial instruments	15	(d)	495	(161)
Acquisition transaction costs	4		(411)	—
Gain on Meadows holdback	6	(b)	5,143	—

Income before income taxes			59,837	35,259
Income tax expense (recovery)	12		(34,557)	7,000

Net income			$94,394	$28,259

Net income attributable to:
Stapled unitholders or common shareholders			$94,291	$28,262
Non-controlling interests			103	(3)

			$94,394	$28,259

Net income per unit or share attributable to stapled unitholders
Basic and diluted	17		$2.01	$0.60

See accompanying notes

Granite REIT      2013    23

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2013	2012
		(Note 3)
Net income	$94,394	$28,259
Other comprehensive income:
Foreign currency translation adjustment	2,203	626

Comprehensive income	$96,597	$28,885

Comprehensive income attributable to:
Stapled unitholders or common shareholders	$96,516	$28,810
Non-controlling interests	81	75

Comprehensive income	$96,597	$28,885

See accompanying notes

24    Granite REIT      2013

Condensed Combined Statements of Unitholders' or Shareholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31, 2013
	Number of Units	Stapled Unitholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	94,291	—	94,291	103	94,394
Other comprehensive income (loss)	—	—	—	—	2,225	2,225	(22)	2,203
Distributions	—	—	—	(24,614)	—	(24,614)	—	(24,614)
Non-controlling interests recognized	—	—	—	—	—	—	1,646	1,646
Units issued on exercise of stapled unit options	50	1,839	—	—	—	1,839	—	1,839
Units issued on settlement of deferred stapled units	4	171	—	—	—	171	—	171
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at March 31, 2013	46,887	$2,119,266	$61,425	$(585,103)	$(8,559)	$1,587,029	$2,768	$1,589,797

	Three Months Ended March 31, 2012
	Number of Units	Shareholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2012	46,871	$2,119,515	$62,215	$(711,096)	$—	$1,470,634	$914	$1,471,548
Net income (loss)	—	—	—	28,262	—	28,262	(3)	28,259
Other comprehensive income	—	—	—	—	548	548	78	626
Dividends	—	—	—	(23,204)	—	(23,204)	—	(23,204)
Common shares issued on exercise of stock options	30	1,143	(187)	—	—	956	—	956
Stock-based compensation	—	—	71	—	—	71	—	71

Equity at March 31, 2012	46,901	$2,120,658	$62,099	$(706,038)	$548	$1,477,267	$989	$1,478,256

Granite REIT      2013    25

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2013	2012
				(Note 3)
OPERATING ACTIVITIES
Net income			$94,394	$28,259
Items not involving current cash flows	18	(a)	(58,274)	2,241
Changes in working capital balances	18	(b)	(2,825)	5,989

Cash provided by operating activities			33,295	36,489

INVESTING ACTIVITIES
Investment properties:
Business acquisition (net of cash acquired of $286)	4		(14,529)	—
Capital expenditures			(6,016)	(7,568)
Fixed asset additions			(268)	(164)
Proceeds from notes receivable	6		1,648	2,466
Increase (decrease) in other assets			(245)	39

Cash used in investing activities			(19,410)	(5,227)

FINANCING ACTIVITIES
Distributions paid			(16,409)	—
Units or shares issued			1,839	956
Borrowings from bank indebtedness			14,990	—
Financing costs paid			(730)	(410)

Cash provided by (used in) financing activities			(310)	546

Effect of exchange rate changes on cash and cash equivalents			(1,009)	(388)

Net increase in cash and cash equivalents during the period			12,566	31,420
Cash and cash equivalents, beginning of period			51,073	56,908

Cash and cash equivalents, end of period			$63,639	$88,328

	Three Months Ended March 31,
	2013	2012
Interest paid	$182	$50
Income taxes paid	$2,197	$9,505

See accompanying notes

26    Granite REIT      2013

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2013, December 31, 2012 and January 1, 2012 and for the three month periods ended March 31, 2013 and 2012 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and recently amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. (note 2(c)). The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The registered office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. The Trust owns approximately 29 million square feet in 106 rental income properties. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 8, 2013.

2.     SIGNIFICANT ACCOUNTING POLICIES

These condensed combined financial statements have been prepared on a going concern basis. The accounting policies described below have been applied consistently to all periods presented in these combined financial statements and in preparing the opening International Financial Reporting Standards ("IFRS") balance sheet as at January 1, 2012 for the purposes of the transition to IFRS. Standards and guidelines not effective for the current period are described in note 2(o) below.

These condensed combined financial statements contain disclosures that explain accounting policy differences between IFRS and United States generally accepted accounting principles ("U.S. GAAP") that are significant to the understanding of the changes in financial position and performance of the Trust since the annual financial statements for the year ended December 31, 2012, which were prepared in accordance with U.S. GAAP.

(a)   Statement of Compliance

  When an entity adopts IFRS, it is required to make an explicit and unreserved statement of compliance with IFRS which the Trust will make in its 2013 annual financial statements. These condensed combined financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") issued by the International Accounting Standards Board ("IASB"), using the accounting principles the Trust expects to adopt in its annual combined financial statements for the year ending

Granite REIT      2013    27

  December 31, 2013 based on currently effective standards. These are the Trust's first IFRS interim combined financial statements, therefore IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), has been applied. The Trust's date of transition to IFRS is January 1, 2012. Further information on the impact of the transition to IFRS is provided in note 3.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion, the structure of the Trust does not have an ultimate controlling party and Granite REIT and Granite GP have identical ownership. Therefore, these interim financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The condensed combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP and Granite REIT have power, exposure to variable returns and the ability to use their power over the entity to affect the amount of returns it generates. Prior to the REIT conversion, Granite Co. prepared consolidated financial statements. Accordingly, the consolidated financial statements of Granite Co., as previously reported, are presented as the comparative financial statements for the dates and periods prior to January 3, 2013.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   Common Control Transactions

  IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. However, based on accounting pronouncements and the IFRS framework, the Trust has elected to account for such transactions at predecessor carrying values used in prior reporting periods (note 1).

(d)   Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties and properties under development, in accordance with IAS 40 Investment Property ("IAS 40"). For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination, otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  In order to avoid double accounting, the carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on

28    Granite REIT      2013

  the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that the development activity is interrupted. The Trust capitalizes direct and indirect costs, including real estate taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

(e)   Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in its current state. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration to be made is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") primarily in net income or, in certain circumstances, as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)    Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation are reclassified to net income.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

Granite REIT      2013    29

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to net income on repayment of the monetary items.

(g)   Financial Instruments and Derivatives

  Financial assets

  The Trust classifies its financial assets upon initial recognition as held for trading, held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include notes receivable, accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is evidence that collection will not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income within operating expenses. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are less than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held for trading, held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as held for trading or other financial liabilities. Other financial liabilities, which include senior unsecured debentures, mortgage payable, bank indebtedness, accounts payable and accrued liabilities and distributions payable are recorded at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long term debt is to present debt instruments on the balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility.

  The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

(h)   Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

  Restricted cash represents a segregated cash account associated with a construction holdback. These funds will be paid to the contractors upon satisfactory completion of the construction project.

(i)    Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

30    Granite REIT      2013

(j)    Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. For leases involving land and buildings, the Trust evaluates the land and building separately in determining the appropriate lease treatment, unless the fair value of the land at the inception of the lease is considered to be immaterial. All of the Trust's leases are operating leases.

  The majority of the Trust's leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.

(k)   Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. Prior to the REIT conversion, compensation expense for stock option grants was recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced as options were exercised and the amount initially recorded for the options in contributed surplus was credited to common shares, along with the proceeds received on exercise. On conversion to a REIT, a liability was recognized for outstanding options based upon the fair value as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Prior to the REIT conversion, compensation expense for the executive deferred share unit plan was recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced and credited to common shares as shares were issued under the plan. On conversion to a REIT, compensation expense for deferred stapled units granted under the plan continues to be recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which the deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

Granite REIT      2013    31

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units (or previously common shares). During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

(l)    Income Taxes

  Operations in Canada

  Upon completion of the Arrangement, Granite qualified as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the condensed combined financial statements for income taxes related to the Canadian investment properties. Further, as a result of converting to a REIT, certain deferred income taxes reported prior to January 3, 2013 were reversed through deferred income tax expense. Current income tax related to certain taxable Canadian entities will be determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualified US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the condensed combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe and Mexico

  The Trust consolidates certain entities that continue to be subject to income tax. Income taxes for these taxable entities are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and the amounts reported in the condensed combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date and are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

32    Granite REIT      2013

  Current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities with the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)  Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation ("IAS 32") and are therefore presented as equity for purposes of that standard.

(n)   Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these condensed combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed combined financial statements, and the reported amounts of revenue and expenses during the reporting periods.

  Management believes that the judgments, estimates and assumptions utilized in preparing the condensed combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the condensed combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

          Income taxes

    The Trust expects to continue to qualify as a REIT for both Canadian and U.S. tax purposes, however, should it, at some point no longer qualify, it would not be able to flow its taxable income directly through to stapled unitholders and the Trust would therefore be subject to income tax.

Granite REIT      2013    33

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the income approach and the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration the appraisals obtained from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 for further information on the estimates and assumptions made by management.

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries with certain entities subject to income tax laws and these laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the condensed combined balance sheets and also the deferred income tax expense in the condensed combined statements of income.

(o)   Future Accounting Policy Changes

  The following accounting standards have been issued but are not yet effective:

  IFRS 9 Financial instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 replaces the sections of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than

34    Granite REIT      2013

  the income statement. The standard is effective for annual periods beginning on or after January 1, 2015. The Trust has not yet determined the impact of IFRS 9 on its combined financial statements.

  There are a number of amendments to IAS 32 Financial instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The Trust has not yet determined the impact of these amendments on the combined financial statements.

3.     TRANSITION TO IFRS

Reconciliation of Equity as Reported Under U.S. GAAP and IFRS

The Trust has adopted IFRS as its basis of financial reporting effective for the first quarter of 2013 and has prepared its opening IFRS balance sheet using a transition date of January 1, 2012. Comparative figures have also been conformed to comply with IFRS. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The Trust's combined financial statements for the year ending December 31, 2013 will be the first annual financial statements that will be presented in accordance with IFRS.

(a)   Elected exemption from full retrospective application

In preparing these condensed combined financial statements in accordance with IFRS 1, the Trust has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

  i)
  Business combinations

    The Trust has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations completed prior to January 1, 2012.

  ii)
  Cumulative foreign currency translation differences

    The Trust has elected to set the accumulated foreign currency translation account under U.S. GAAP, which is included in accumulated other comprehensive loss at December 31, 2011, to zero at January 1, 2012.

(b)   Mandatory exceptions to retrospective application

In preparing these condensed combined financial statements in accordance with IFRS 1 the Trust has applied the mandatory exception from full retrospective application under IFRS relating to estimates. Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Trust under U.S. GAAP are consistent with their application under IFRS.

Granite REIT      2013    35

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at January 1, 2012:

	Note	December 31, 2011 U.S. GAAP	Effect of transition to IFRS	January 1, 2012 IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,154,780	$737,071	$1,891,851
Deferred rent receivable	(ii)	12,704	(12,704)	—
Deferred tax assets	(iii)	1,292	(1,292)	—
Other non-current assets	(ii)	6,177	(3,171)	3,006

		1,174,953	719,904	1,894,857
Current assets:
Other current assets		13,553	—	13,553
Cash and cash equivalents		56,908	—	56,908

Total assets		$1,245,414	$719,904	$1,965,318

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,236	$—	$263,236
Deferred tax liabilities	(iii)	30,224	163,149	193,373
Deferred revenue	(ii)	3,989	(3,989)	—

		297,449	159,160	456,609
Current liabilities:
Deferred revenue	(ii)	3,599	(1,080)	2,519
Other current liabilities	(v)	35,126	(484)	34,642

Total liabilities		336,174	157,596	493,770

Shareholders' equity	(iv)	909,240	561,394	1,470,634
Non-controlling interests	(v)	—	914	914

Total liabilities and shareholders' equity		$1,245,414	$719,904	$1,965,318

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at March 31, 2012:

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,151,335	$750,434	$1,901,769
Deferred rent receivable	(ii)	12,395	(12,395)	—
Deferred tax assets	(iii)	1,406	(1,406)	—
Other non-current assets	(ii)	6,386	(2,993)	3,393

		1,171,522	733,640	1,905,162
Current assets:
Other current assets		6,903	—	6,903
Cash and cash equivalents		88,328	—	88,328

Total assets		$1,266,753	$733,640	$2,000,393

36    Granite REIT      2013

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,324	$—	$263,324
Deferred tax liabilities	(iii)	30,453	165,695	196,148
Deferred revenue	(ii)	3,713	(3,713)	—

		297,490	161,982	459,472
Current liabilities:
Deferred revenue	(ii)	5,803	(1,086)	4,717
Other current liabilities	(v)	58,429	(481)	57,948

Total liabilities		361,722	160,415	522,137

Shareholders' equity	(iv)	905,031	572,236	1,477,267
Non-controlling interests	(v)	—	989	989

Total liabilities and shareholders' equity		$1,266,753	$733,640	$2,000,393

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at December 31, 2012:

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,136,158	$807,539	$1,943,697
Deferred rent receivable	(ii)	11,518	(11,518)	—
Deferred tax assets	(iii)	3,924	(3,924)	—
Other non-current assets	(ii)	5,369	(3,212)	2,157

		1,156,969	788,885	1,945,854
Current assets:
Other current assets		10,163	—	10,163
Cash and cash equivalents		51,073	—	51,073

Total assets		$1,218,205	$788,885	$2,007,090

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,589	$—	$263,589
Deferred tax liabilities	(iii)	27,626	157,589	185,215
Deferred revenue	(ii)	4,782	(4,782)	—

		295,997	152,807	448,804
Current liabilities:
Deferred revenue	(ii)	5,839	(1,345)	4,494
Other current liabilities	(iii),(v)	39,368	(1,429)	37,939

Total liabilities		341,204	150,033	491,237

Shareholders' equity	(iv)	877,001	637,811	1,514,812
Non-controlling interests	(v)	—	1,041	1,041

Total liabilities and shareholders' equity		$1,218,205	$788,885	$2,007,090

Granite REIT      2013    37

(i)
Investment properties

  The Trust considers its income-producing properties and properties under development to be investment properties under IAS 40. The Trust has elected to use the fair value model for the valuation of its investment properties. The adjustment represents the cumulative unrealized gain in respect of the fair value of the Trust's investment properties, net of related intangible assets and liabilities which are inherently reflected in the fair value of investment properties and the reclassification of straight-line rental revenue (deferred rent receivable) to investment properties.

(ii)
Deferred rent receivable, other assets and certain deferred revenue

  This adjustment represents the reclassification to investment properties of deferred rent receivable, other assets and certain deferred revenue relating to upfront lease payments not reflected in the discounted cash flow analysis to determine fair value for an investment property.

(iii)
Current and deferred income taxes

  Current income tax payable decreased by $0.9 million at December 31, 2012 due to the measurement of current taxes using enacted and substantively enacted rates and legislation as at each balance sheet date as required under IFRS.

  Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of its assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily, as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related only to Canadian investment properties have been reversed as an adjustment to deferred income tax expense (note 12). The conversion to a REIT did not impact the deferred income tax balances in any other jurisdiction.

(iv)
Cumulative foreign currency translation adjustments

  IAS 21, The Effects of Changes in Foreign Exchange Rates, ("IAS 21") requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to reset all cumulative translation differences to zero on the date of transition to IFRS.

(v)
Non-controlling interest

  The Trust reclassified an amount previously included in accounts payable and accrued liabilities to non-controlling interest in the condensed combined balance sheet.

  All the above adjustments have been recorded to opening deficit unless otherwise indicated.

38    Granite REIT      2013

Reconciliation of Net Income and Comprehensive Income as Reported under U.S. GAAP and IFRS

The following is a reconciliation of the Trust's net income and comprehensive income reported in accordance with U.S. GAAP to IFRS for the three months ended March 31, 2012 and the year ended December 31, 2012.

	Note	Three months ended March 31, 2012	Year ended December 31, 2012
Net income as reported under U.S. GAAP		$18,563	$71,337
Differences increasing (decreasing) the reported amounts:
Fair value gains recorded under IFRS	(i)	1,556	33,343
Depreciation and amortization recorded under U.S. GAAP	(ii)	10,837	42,529
Deferred tax expense	(iii)	(2,642)	1,796
Current tax expense	(iii)	—	920
Other	(iv)	(55)	(98)

Net income as reported under IFRS		$28,259	$149,827

Other comprehensive loss reported under U.S. GAAP		$(594)	$(8,669)
Change in foreign currency translation of foreign operations	(v)	1,220	(2,115)

Other comprehensive income (loss) reported under IFRS		626	(10,784)

Comprehensive income as reported under IFRS		$28,885	$139,043

(i)
Fair value gains recorded under IFRS

  In accordance with IFRS and the Trust's policy, the Trust measures investment properties at fair value and records changes in fair value in net income during the period of change.

(ii)
Depreciation and amortization under U.S. GAAP

  Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated lives.

(iii)
Deferred and current tax expense

  IFRS transition adjustments have been tax affected.

(iv)
Other

  Certain intangible assets recognized under U.S. GAAP are no longer recognized under IFRS as these values are considered and included in the determination of the fair value of the investment property. Accordingly, the amortization expense associated with these intangibles was reversed. In addition, under IFRS compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant whereas under U.S. GAAP compensation expense was recognized on a straight-line basis.

(v)
Change in foreign currency translation of foreign operations

  The changes in foreign currency translation of foreign operations are primarily due to the impact of fluctuations in the foreign exchange rates applied to the fair value gains on the Trust's U.S. dollar and euro investment properties. In addition, IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to deem all cumulative translation differences to be zero on transition to IFRS.

Adjustments to the Statements of Cash Flows

There were no material adjustments to the operating, investing or financing activity subtotals in the 2012 statement of cash flow as a result of the conversion to IFRS.

Granite REIT      2013    39

4.     BUSINESS COMBINATION

On February 13, 2013, the Trust, through a 90% owned subsidiary, DGI LS, LLC, acquired two income-producing multipurpose industrial properties located in the United States. The following table summarizes the consideration paid for the acquisition, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

2013
Purchase price consideration:
Cash paid sourced from Credit Facility	$14,815
Contingent consideration	398

Total consideration	$15,213

Recognized amounts of identifiable assets acquired and liabilities assumed, measured at their respective fair values:
Investment properties	$40,264
Working capital	345
Mortgage payable	(23,750)

Total identifiable net assets	16,859
Non-controlling interest	(1,646)

Total	$15,213

The Trust incurred transaction costs of $0.4 million which are included in acquisition transaction costs on the condensed combined statement of income for the three months ended March 31, 2013. The contingent consideration payment due to the seller, Dermody Properties, is estimated to be $0.4 million and is expected to be settled in cash on or about February 13, 2018. The fair value of the contingent consideration was estimated using an income approach. This estimate was dependent upon a number of assumptions most of which are subject to change over the period to the date of payment. The fair value of the 10% non-controlling interest in the acquired private partnership was estimated using the purchase price paid for the Trust's 90% interest.

During the quarter ended March 31, 2013, the Trust recognized $0.5 million of revenue and $0.1 million of net income related to the acquisition. Had the acquisition occurred on January 1, 2013, the Trust would have recognized approximately $1.0 million of revenue and $0.4 million of net income during the three month period ended March 31, 2013.

The initial accounting for the assets and liabilities recognized with respect to this acquisition has been completed provisionally and is therefore subject to adjustment.

5.     INVESTMENT PROPERTIES

As at	March 31, 2013	December 31, 2012	January 1, 2012
Income-Producing Properties	$2,007,760	$1,941,936	$1,891,851
Properties Under Development	—	1,761	—

	$2,007,760	$1,943,697	$1,891,851

40    Granite REIT      2013

Changes in investment properties are shown in the following table:

	March 31, 2013		December 31, 2012
As at	Income Producing Properties	Properties Under Development	Income Producing Properties	Properties Under Development
Balance, beginning of period	$1,941,936	$1,761	$1,891,851	$—
Additions
— Capital expenditures	1,514	861	14,256	19,295
— Acquisition through business combinations	40,264	—	—	—
— Completed projects	2,670	(2,670)	17,499	(17,499)
Fair value gains, net	18,734	—	33,133	210
Foreign currency translation, net	3,540	48	(11,700)	(245)
Disposals	—	—	(1,221)	—
Other changes	(898)	—	(1,882)	—

Balance, end of period	$2,007,760	$—	$1,941,936	$1,761

The Trust determines the fair value of each property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Properties under development that pertain to expansion projects are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. In accordance with its policy, the Trust measures its income-producing properties and development properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the result of such appraisals in arriving at its own conclusions on values.

Values are most sensitive to changes in discount rates, capitalization rates and timing or variability of cash flows. The key valuation metrics for investment properties are set out below:

	March 31, 2013			December 31, 2012			January 1, 2012
As at	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.76%	8.75%	6.50%	7.87%	8.75%	6.50%	8.11%
Terminal cap rate	8.00%	5.75%	6.85%	8.25%	5.75%	6.96%	8.25%	5.75%	7.21%
United States
Discount rate	14.00%	8.25%	9.90%	14.00%	8.45%	10.07%	14.00%	8.45%	10.18%
Terminal cap rate	13.00%	7.75%	9.24%	13.00%	8.25%	9.43%	13.00%	8.25%	9.53%
Mexico
Discount rate	12.25%	11.00%	11.70%	12.50%	11.25%	11.99%	12.75%	11.50%	12.16%
Terminal cap rate	11.50%	10.00%	10.99%	11.75%	10.25%	11.34%	11.75%	10.50%	11.46%
Germany
Discount rate	9.25%	8.25%	8.37%	9.25%	8.25%	8.37%	9.50%	8.50%	8.63%
Terminal cap rate	9.25%	8.75%	8.87%	9.25%	8.75%	8.87%	9.50%	9.00%	9.13%
Austria
Discount rate	9.00%	7.25%	8.36%	9.00%	7.25%	8.36%	9.00%	7.50%	8.60%
Terminal cap rate	9.50%	7.75%	8.86%	9.50%	7.75%	8.86%	9.50%	8.00%	9.10%
Other
Discount rate	11.00%	9.50%	9.79%	11.50%	9.50%	9.78%	11.75%	9.50%	9.75%
Terminal cap rate	11.00%	8.50%	10.21%	11.75%	8.50%	10.22%	12.00%	8.50%	10.16%

Granite REIT      2013    41

Included in investment properties is $11.3 million (December 31, 2012 — $11.5 million; January 1, 2012 — $12.7 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 23).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$139,605
Later than 1 year and not longer than 5 years	643,616
Later than 5 years	178,845

$962,066

6.     NOTES RECEIVABLE

Notes receivable consist of:

a)
a note bearing interest at 5.0% per annum with a remaining balance of U.S. $2.5 million that is due August 15, 2013. The note receivable is unsecured; and

b)
a non-interest bearing note with a remaining balance of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments (the Trust's share) commencing March 31, 2013 to September 30, 2013. The Trust entered into a settlement agreement on February 28, 2013 for U.S. $5 million relating to a holdback receivable ("Meadows note") of a former subsidiary's sale of its racetrack in 2006.

7.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2013	December 31, 2012	January 1, 2012
Deferred financing costs	$669	$222	$—
Long-term receivables	58	98	427
Interest rate cap (note 9)	206	—	—
Deposits	203	—	—

	$1,136	$320	$427

8.     SENIOR UNSECURED DEBENTURES, NET

On December 22, 2004, Granite Co. issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all the Trust's existing and future senior unsecured indebtedness.

The Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At March 31, 2013, all of the Debentures remained outstanding.

Interest on the Debentures is payable on a semi-annual basis on June 22 and December 22 of each year. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the

42    Granite REIT      2013

Debentures is presented as a reduction of the carrying amount on the Trust's condensed combined balance sheets. These costs, together with the discount in the issue price of the Debentures of $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense following the effective interest method.

9.     MORTGAGE PAYABLE

The Trust has a mortgage outstanding of $24.2 million (U.S. $23.9 million) relating to the business acquisition completed on February 13, 2013 (note 4). The mortgage matures on June 10, 2017 and bears interest at LIBOR plus 2.5%. As a condition of the mortgage agreement, the Trust was required to hedge its interest rate exposure. Accordingly, it purchased an interest rate cap for 100% of the mortgage amount and for the duration of the mortgage thereby limiting its exposure to interest rate fluctuations to a maximum of 4.0%. The mortgage payable balance is net of deferred financing costs of $0.2 million. Principal mortgage repayments are as follows:

2015	$472
2016	567
2017	23,183

$24,222

The mortgage is recourse only to the two investment properties acquired, having a carrying amount of $40.8 million at March 31, 2013, which are pledged as collateral.

10.  BANK INDEBTEDNESS

Effective February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. The Credit Facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, the Trust would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or eurocurrency rate) depending on the currency the Trust borrows in plus an applicable margin of up to 1.63%. At March 31, 2013, the Trust had $15.2 million (U.S.$15 million) drawn under the Credit Facility.

The Trust had an unsecured senior revolving credit facility in the amount of $50 million that was replaced by the above mentioned Credit Facility and was available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "2012 Granite Credit Facility"). The 2012 Granite Credit Facility was entered into February 7, 2012 and was scheduled to mature on February 7, 2014. Interest on drawn amounts was calculated based on an applicable margin determined by the Trust's external credit rating. During 2012, the Trust was subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency borrowed in plus an applicable margin of up to 1.75%. No amounts were drawn under the 2012 Granite Credit Facility as at December 31, 2012. The Trust did not have a credit facility as at January 1, 2012.

Granite REIT      2013    43

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2013	December 31, 2012	January 1, 2012
Accounts payable	$5,828	$5,558	$4,538
Accrued salaries and wages	1,521	3,913	1,549
Accrued interest payable	4,396	387	387
Accrued construction payable	4,341	8,167	4,233
Accrued stapled unit options	807	—	—
Accrued executive deferred stapled units	567	—	—
Accrued trustee/director unit-based compensation	2,604	2,283	986
Other accrued liabilities	4,790	5,647	2,264

	$24,854	$25,955	$13,957

12.  INCOME TAX EXPENSE (RECOVERY)

The income tax recovery for the three month period ended March 31, 2013 was $34.6 million compared to an income tax expense of $7.0 million in the prior year period. The $34.6 million income tax recovery and the decrease over the comparable period in the prior year is primarily due to the reversal of $41.9 million in Canadian deferred tax liabilities as a result of the conversion to a REIT. The Trust also recognized $6.2 million of deferred tax expense related to increases in fair values on investment properties and foreign operations, and $1.8 million of current tax expense related to foreign rental operations.

Excluding the aforementioned $41.9 million recovery, the income tax expense for the three months ended March 31, 2013 was $7.3 million representing an effective tax rate of 12.3% compared to $7.0 million in the prior year period, representing an effective tax rate of 19.9%. The effective tax rate is lower in the three month period ended March 31, 2013 primarily due to the REIT conversion, which results in lower income tax expense in Canada and no current income tax being recorded in the United States. The effective rate is also lower in the three month period ended March 31, 2013 due to the recognition of previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

13.  STAPLED UNITHOLDERS' AND SHAREHOLDERS' EQUITY

(a)
Stapled Units and Common Shares

  In accordance with the Arrangement (note 1), effective January 3, 2013, all the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  On August 29, 2003, Granite Co.'s Board of Directors approved the Incentive Stock Option Plan (the "Option Plan"), which allows for the grant of stock options or stock appreciation rights to directors,

44    Granite REIT      2013

  officers, employees and consultants. As a result of the Arrangement, option holders exchanged their existing options to acquire Granite Co. common shares for options to acquire stapled units on a one-for-one basis. The Option Plan was also amended in connection with the Arrangement to make other changes required to conform to the REIT structure. At March 31, 2013, a maximum of 2.09 million stapled units are available to be issued under the Option Plan. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

  A reconciliation of the changes in the options outstanding is presented below:

	Three Months Ended March 31,
	2013		2012
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	205	$32.01	235	$31.99
Exercised	(50)	31.85	(30)	31.85

Options outstanding and exercisable, March 31	155	$32.07	205	$32.01

  On April 12, 2013, 45,000 options were exercised by a former officer.

  Options Outstanding and Exercisable

Year of Issuance	Number (000s)	Exercise Price	Weighted Average Remaining Life in Years
2003	45	$31.85	0.5
2004	50	35.62	1.7
2007	50	32.21	4.5
2009	10	14.54	6.6

	155	$32.07	2.6

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the Arrangement, effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares which, in turn tracks the market price of the Trust's stapled units. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the

Granite REIT      2013    45

  accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in DSUs outstanding is presented below:

	Three Months Ended March 31,
	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	61	$30.95	31	$26.73
Granted	6	38.74	7	34.13

DSUs outstanding, March 31	67	$31.68	38	$28.12

  Executive Deferred Stapled Unit Plan

  Effective August 7, 2011, Granite Co. established an Executive Share Unit Plan which was amended, effective January 3, 2013, as a result of the Arrangement to conform to the REIT structure (the "Stapled Unit Plan"). The Stapled Unit Plan is designed to provide equity-based compensation in the form of stapled units to executives and other key employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the TSX or NYSE over the preceding five trading days. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	Three Months Ended March 31,
	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	38	$35.63	26	$25.42
Granted	28	39.23	31	35.77
Settled	(4)	35.47	—	—
Forfeited	—	—	(4)	25.42

Stapled units outstanding, March 31	62	$37.37	53	$32.16

  At March 31, 2013, unrecognized compensation cost related to the Stapled Unit Plan was $1.8 million, which will be amortized over the weighted average remaining requisite service period of approximately 1.9 years.

  During the three month period ended March 31, 2013, the Trust recognized unit-based compensation expense of $0.5 million (2012 — $0.4 million), which includes a $0.3 million expense (2012 — $0.3 million) pertaining to DSUs and a $0.2 million expense (2012 — $0.1 million) pertaining to stapled units.

46    Granite REIT      2013

14.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2013 were $24.6 million (2012 — $23.2 million) or 52.5 cents per stapled unit (2012 — U.S.$0.50 per common share) of which $8.2 million, representing the March 2013 distribution, remained unpaid at March 31, 2013. On April 18, 2013, the Trust declared a distribution of 17.5 cents per stapled unit or $8.2 million which will be paid on May 15, 2013.

15.  OPERATING COSTS AND EXPENSES (INCOME)

a)
Property operating costs consist of:

	Three Months Ended March 31,
	2013		2012
	Non-recoverable	Recoverable	Non-recoverable	Recoverable
Property taxes	$177	$50	$366	$—
Repairs and maintenance	126	12	38	—
Utilities	57	12	65	—
Environmental and appraisals	253	—	270	—
Other	347	34	289	—

	$960	$108	$1,028	$—

b)
General and administrative expenses consist of:

	Three Months Ended March 31,
	2013	2012
Salaries and benefits	$3,101	$2,783
Audit, legal and consulting	1,012	1,010
REIT conversion and reorganization related costs	1,437	827
Trustee and director fees and related expenses	531	433
Other	1,032	1,441

	$7,113	$6,494

c)
Interest expense and other financing costs, net consist of:

	Three Months Ended March 31,
	2013	2012
Interest, accretion and costs on Debentures	$4,096	$4,096
Interest on mortgage payable	130	—
Amortization of deferred financing costs	283	34
Other interest	132	53

	4,641	4,183
Capitalized interest	(43)	(37)
Interest income	(81)	(156)

	$4,517	$3,990

Granite REIT      2013    47

d)
Fair value gains (losses) on financial instruments consist of:

	Three Months Ended March 31,
	2013	2012
Foreign exchange forward contracts	$535	$(161)
Interest rate cap	(40)	—

Fair value gain (loss)	$495	$(161)

16.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment. The following tables present certain information with respect to geographic segmentation:

	Three Months Ended March 31,
Revenues	2013	2012
Canada	$15,534	$15,336
United States	8,969	7,951
Mexico	3,178	3,090
Austria	14,895	13,824
Germany	4,551	4,290
Other Europe	997	1,169

	$48,124	$45,660

For the period ended March 31, 2013, revenues from Magna International Inc. and its operating subsidiaries was approximately 96% (2012 — 97%) of the Trust's total revenues.

Investment properties	As at March 31, 2013	As at December 31, 2012	As at January 1, 2012
Canada	$717,444	$707,526	$687,218
United States	362,902	309,100	296,161
Mexico	118,981	113,017	112,772
Austria	598,818	603,976	590,603
Germany	172,566	173,474	168,583
Other Europe	37,049	36,604	36,514

	$2,007,760	$1,943,697	$1,891,851

48    Granite REIT      2013

17.  EARNINGS PER STAPLED UNIT OR COMMON SHARE

Basic and diluted earnings per stapled unit or common share for the three month periods ended March 31, 2013 and 2012 are computed as follows:

	Three Months Ended March 31,
	2013	2012
Net income attributable to stapled unitholders' or common shareholders'	$94,291	$28,262

Weighted average number of stapled units or common shares outstanding during the period — basic (in thousands)	46,882	46,884
Adjustment:
Options and stapled/share units	28	22

Weighted average number of stapled units or common shares outstanding during the period — diluted (in thousands)	46,910	46,906

The computation of diluted earnings per stapled unit or share for the three month period ended March 31, 2013 excludes the effect of the potential exercise of nil options (2012 — 50,000) to acquire stapled units or common shares because these options were not "in the money".

18.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2013	2012
Straight-line rent adjustment	$357	$296
Unit-based compensation expense	472	366
Fair value gains on investment properties	(18,734)	(1,556)
Depreciation and amortization	166	6
Gain on settlement of Meadows note	(5,143)	—
Fair value gains (losses) on financial instruments	(495)	161
Amortization of deferred financing costs	283	34
Deferred income taxes	(35,527)	2,704
Other	347	230

	$(58,274)	$2,241

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2013	2012
Accounts receivable	$330	$4,176
Prepaid expenses and other	(28)	(409)
Accounts payable and accrued liabilities	530	5,223
Income taxes	(1,682)	(5,201)
Deferred revenue	(2,029)	2,200
Restricted cash	54	—

	$(2,825)	$5,989

Granite REIT      2013    49

(c)
Non-cash investing and financing activities

During the three month period ended March 31, 2013, 4 thousand stapled units with a value of $0.2 million were issued under the Trust's executive deferred stapled unit plan.

19.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distribution payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments.

  The fair value of the note receivable due August 15, 2013 approximates its carrying amount as it bears interest at current market rates and its maturity is short-term. The fair value of the note receivable due September 30, 2013 approximates its carrying value due to the short period to maturity.

  The fair value of the senior unsecured debentures is determined using the quoted market price of the Debentures. At March 31, 2013, the fair value was approximately $283.8 million (December 31, 2012 — $294.2 million; January 1, 2012 — $291.8 million).

  The fair value of the mortgage payable approximates its carrying amount as it was drawn recently and bears interest at rates comparable to current market rates that would be used to calculate fair value.

  At March 31, 2013, the Trust held four foreign exchange forward contracts to purchase $15.8 million and sell euro 11.7 million. The Trust periodically purchases these contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. Based on the foreign exchange rates at March 31, 2013, the fair value of these foreign exchange contracts is an asset of $0.5 million (December 31, 2012 — liability of $0.4 million on two contacts outstanding; January 1, 2012 — no contracts outstanding). The Trust recorded an unrealized fair value gain of $0.5 million for the three months ended March 31, 2013 (2012 — fair value loss of $0.2 million).

  As disclosed in note 9, the Trust entered into an interest rate cap to hedge the interest rate risk associated with the mortgage payable. The interest rate cap is not designated and the Trust is not employing hedge accounting for it. The fair value of the interest rate cap at March 31, 2013 was $0.2 million. The Trust recorded an unrealized fair value loss of $40 thousand during the three month period ended March 31, 2013 (2012 — nil).

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

50    Granite REIT      2013

  The following tables represent information related to the Trust's financial instruments measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Interest rate cap included in other assets	$—	$206	$—
Foreign exchange forward contracts included in prepaid expenses and other	—	535	—

	$—	$741	$—

As at December 31, 2012	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Liabilities carried at fair value
Foreign exchange forward contracts included in accounts payable and accrued liabilities	$—	$359	$—

  There were no financial instruments measured at fair value on a recurring or non-recurring basis as at January 1, 2012.

(b)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of A- (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 96% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

    Credit risk arises on notes receivable in the event that the note holder defaults on the repayment to the Trust. The Trust manages this risk by attempting to ensure that adequate security is provided and that the repayment terms are short-term.

  (ii)
  Interest rate risk

    As at March 31, 2013, the Trust's exposure to interest rate risk is not significant. Approximately 87% of the Trust's debt consists of $263.7 million of senior unsecured debentures that have a fixed interest rate of 6.05% and mature in December 2016. The interest rate on the $24 million mortgage debt

Granite REIT      2013    51

    outstanding is capped at 4% as a result of the interest cap that was entered into. As a result, only 5% or $15.2 million of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at March 31, 2013, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations. At March 31, 2013, the Trust's foreign currency denominated net assets are $888.1 million primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.2 million and $6.4 million, respectively, to comprehensive income.

    Granite generates rental income that is not denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the three month period ended March 31, 2013, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.1 million and $0.2 million, respectively.

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations. The Trust will be subject to the risks associated with debt financing, including the risk that its credit facilities and mortgage payable will not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties and stagger its debt maturity profile. In addition, the Declaration of Trust establishes certain debt ratio limits.

20.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at	March 31, 2013	December 31, 2012	January 1, 2012
Debentures	$263,677	$263,589	$263,236
Mortgage payable	24,032	—	—
Bank indebtedness	15,234	—	—

Total debt	302,943	263,589	263,236
Stapled unitholders' or shareholders' equity	1,587,029	1,514,812	1,470,634

Total managed capital	$1,889,972	$1,778,401	$1,733,870

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

•
Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

•
Compliance with existing debt covenants;

•
Maintaining investment grade credit ratings;

•
Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

52    Granite REIT      2013

•
Generating stable and growing cash distributions; and

•
Building long-term unitholder value.

The Declaration of Trust contains certain provisions with respect to capital management which include:

•
The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

•
The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to proposed investment, will not exceed 15% of Gross Book Value.

Currently, the Trust's consolidated debt consists of the Credit Facility, the Debentures and property specific mortgage financing and each of these components has various financial covenants. These covenants are defined within the relevant document and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, interest and asset coverage ratio, unencumbered asset ratio and maximum payout ratio. The Trust monitors these provisions and covenants and was in compliance with their respective requirements at March 31, 2013.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2013, it is currently anticipated that the Trust will provide to its unitholders a monthly distribution of $0.175 per stapled unit. The Board determined this distribution level having considered, among other factors, estimated 2013 funds from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

21.  TRANSACTIONS WITH RELATED PARTIES

Compensation of key management personnel

Key management personnel include the Trustees and Directors, the Chief Executive Officer, Tom Heslip, and the Chief Financial Officer, Michael Forsayeth. Information with respect to the Trustees and Directors fees is included in note 15(b). The compensation paid or payable to the Trust's key management personnel for services was as follows:

	Three Months Ended March 31,
	2013	2012
Salaries and other short-term benefits	$528	$438
Unit-based payments	105	64

	$633	$502

22.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Prior to January 3, 2013, the operating results were consolidated by Granite Co. and therefore there is no comparative financial information presented. Below is a

Granite REIT      2013    53

summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

	As at March 31, 2013
Condensed Balance Sheet	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,007,760			$2,007,760
Investment in Granite LP		1	(1)	—
Other non-current assets	2,947			2,947

	2,010,707	1	(1)	2,010,707
Current assets:
Other current assets	11,406			11,406
Intercompany receivable		9	(9)	—
Cash and cash equivalents	63,500	139		63,639

Total assets	$2,085,613	149	(10)	$2,085,752

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,677			$263,677
Deferred tax liabilities	149,501			149,501
Other non-current liabilities	24,435			24,435

	437,613			437,613
Current liabilities:
Deferred revenue	2,091			2,091
Intercompany payable	9		(9)	—
Other current liabilities	56,103	148		56,251

Total liabilities	495,816	148	(9)	495,955

Equity
Stapled unitholders' equity	$1,587,028	1		$1,587,029
Non-controlling interests	2,769		(1)	2,768

Total liabilities and stapled unitholders'	$2,085,613	149	(10)	$2,085,752

54    Granite REIT      2013

	Three months ending March 31, 2013
Condensed Income Statement	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$48,124			$48,124
Operating costs and expenses (income)
General and administrative	7,113			7,113
Interest expense and other financing costs, net	4,517			4,517
Other costs and expenses	618			618
Share of (income) loss of Granite LP	—	(1)	1	—

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback and income taxes	35,876	1	(1)	35,876
Fair value gains on investment properties, net	18,734			18,734
Fair value gains on financial instruments	495			495
Acquisition transaction costs	(411)			(411)
Gain on Meadows holdback	5,143			5,143

Income before income taxes	59,837	1	(1)	59,837
Income tax expense (recovery)	(34,557)			(34,557)

Net Income	$94,394	1	(1)	$94,394
Less net income attributable to non-controlling interests	104		(1)	103

Net income attributable to stapled unitholders	$94,290		1	$94,291

	Three months ending March 31, 2013
Condensed Statement of Cash Flows	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$94,394	$1	(1)	$94,394
Items not involving current cash flows	(58,274)	(1)	1	(58,274)
Changes in working capital balances	(2,964)	139		(2,825)

Cash provided by operating activities	33,156	139		33,295

INVESTING ACTIVITIES
Business acquisition (net of cash acquired of $286)	(14,529)			(14,529)
Investment property additions	(6,016)			(6,016)
Other investing activities	1,135			1,135

Cash used in investing activities	(19,410)			(19,410)

FINANCING ACTIVITIES
Distributions paid	(16,409)			(16,409)
Other financing activities	16,099			16,099

Cash used in financing activities	(310)			(310)

Effect of exchange rate changes	(1,009)			(1,009)

Net increase in cash and cash equivalents during the year	$12,427	$139		$12,566

Granite REIT      2013    55

23.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, certain subsidiary entities and joint ventures of Granite Co., including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as Granite Co.'s former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against Granite Co., the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that Granite Co. and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against Granite Co., the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light, invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S.$300 million in compensatory damages and U.S.$300 million in punitive damages. The Trust believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and Granite Co., filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. On December 21, 2011, the Circuit Court for Baltimore City issued an order staying the state court defendants' motions to transfer venue to the Circuit Court for Anne Arundel County pending resolution of whether the Maryland federal court action was remanded out of federal court. On September 26, 2012, the Maryland federal court issued an order remanding the Maryland federal court action to the Circuit Court for Baltimore City. On October 2, 2012, the parties filed a stipulation with the Circuit Court for Baltimore City proposing a further stay to allow certain of the defendants to engage plaintiffs in discussions that may potentially streamline the litigation. The stay was granted by the Circuit Court for Baltimore City on October 12, 2012 and remained in place until February 13, 2013. Upon expiration of the stay, defendants and plaintiffs submitted memoranda of law to the Circuit Court of Baltimore City supporting and opposing, respectively, defendants motions to transfer filed in April 2011. On April 22, 2013, Plaintiffs' attorneys informed the Circuit Court of Baltimore City that Plaintiffs would file an amended complaint, removing certain facts that Plaintiffs believe will resolve the pending motion to transfer. Plaintiffs' First Amended Complaint (the "Amended Complaint") was filed on April 23, 2013. In the Amended Complaint, Plaintiffs omitted several allegations relating to defendants' alleged petition activities in Anne Arundel county, but continue to allege the same claims of civil conspiracy, false light, invasion of privacy and defamation against all defendants. Defendants' revised motion to transfer was filed on May 3, 2013. Under the terms of the plan of arrangement completed June 30, 2011 which eliminated Granite Co.'s dual class share structure, the Trust received an indemnity from Mr. Frank Stronach and his family (the "Stronach Shareholder") and certain related parties against all losses suffered by the Trust in relation to this claim for the period prior to, on and after the effective date of the transfer of June 30, 2011. The Trust provided the Stronach Shareholder with the required disclosure

56    Granite REIT      2013

  notice listing the existing litigation with the Plaintiffs. The Trust has retained independent counsel to monitor the litigation on its behalf.

(c)
The Trust had total letters of credit outstanding of $1.1 million issued with various financial institutions at March 31, 2013 to guarantee its performance under various construction projects. These letters of credit are secured by cash deposits of the Trust.

(d)
At March 31, 2013, the Trust's contractual commitments related to construction and development projects amounted to approximately $5.6 million.

(e)
At March 31, 2013, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$315
Later than 1 year and not longer than 5 years	1,468
Later than 5 years	451

$2,234

24.  SUBSEQUENT EVENTS

(a)
On April 15, 2013, the Trust, through a newly created partnership, acquired a 90% interest in development land located in Berks County, Pennsylvania for U.S. $6.8 million in cash, excluding acquisition costs.

(b)
On May 8, 2013, the Trust announced that it will acquire a 95% interest in an income-producing multipurpose industrial property located in the United States for approximately U.S. $20 million, excluding acquisition costs. The acquisition will be funded through a combination of a draw from the Credit Facility and first mortgage debt. The acquisition is scheduled to close on or about May 15, 2013 and is subject to non-substantive closing conditions.

(c)
On May 8, 2013, the Trust, through a newly created partnership, acquired a 90% interest in a 35.9 acre land site located in the United States for U.S. $5.6 million, excluding acquisition costs. This acquisition will be funded using Granite's Credit Facility.

Granite REIT      2013    57

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2012 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

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  Exhibit 99.1
GRANITE ANNOUNCES 2013 FIRST QUARTER RESULTS UNDER IFRS